UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of February 2018

Commission File Number:  1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization CNPJ/MF nº 76.535.764/0001-43 NIRE 33.3.0029520-8 Publicly-held Company

IMPORTANT NOTICE

Oi S.A. - In Judicial Reorganization (“Oi”), informs its shareholders and the market that it will not hold an Extraordinary General Shareholders Meeting (Assembleia Geral Extraordinária, or “AGE”) on February 7, 2018, given that the agenda contained in the notice circulated by one of Oi’s shareholders is contrary to the judicial decision rendered on January 8, 2018, by the 7th Corporate Court of the Judicial District of the Capital of the State of Rio de Janeiro. The decision approved the Judicial Reorganization Plan approved by the creditors and granted the judicial reorganization of Oi and its subsidiaries Oi Móvel S.A. - In Judicial Reorganization, Telemar Norte Leste S.A. - In Judicial Reorganization, Copart 4 Participações S.A. - In Judicial Reorganization, Copart 5 Participações S.A. - In Judicial Reorganization, Portugal Telecom International Finance BV - In Judicial Reorganization and Oi Brasil Holdings Coöperatief U.A. - In Judicial Reorganization.

Oi clarifies that the content of that decision, especially with respect to the call of an AGE to deliberate matters that impact the Judicial Reorganization Plan approved at the General Creditors Meeting, already duly disclosed to the market and in particular to the shareholder in question, established the following:

“(…) the pertinent amendments, including to the company’s bylaws, that were approved in the Judicial Reorganization Plan preclude the Extraordinary General Shareholders Meeting and may be carried out by the company’s management bodies, based on the authorization of the creditors’ meeting, as provided for in the Brazilian Reorganization and Bankruptcy Law, which is a special law in relation to the Brazilian Corporations Law in this regard. […] On the contrary, in this case, the convening of a shareholders’ meeting would reinstall the instability strongly rejected by the Judiciary throughout this judicial recovery process.”

Oi reiterates that it remains focused on its transformation strategy and the implementation of all stages of the Judicial Reorganization Plan approved by the creditors and on ensuring compliance with judicial decisions.

Rio de Janeiro, February 2, 2018.

Oi S.A. – In Judicial Reorganization

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2018

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer